UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                         SCHEDULE 14f-1

                       INFORMATION STATEMENT
                  PURSUANT TO SECTION 14(f) OF THE
                  SECURITIES EXCHANGE ACT OF 1934
                     AND RULE 14f-1 THEREUNDER

                   FUEL CORPORATION OF AMERICA
    (Exact Name of Registrant as Specified in its Charter)

                          000-09283
                    (Commission File Number)

           NEVADA                                 88-0299716
(State or other jurisdiction of       (IRS Employer Identification No.)
  incorporation or organization)


                         1608 W 2225 S
                      Woods Cross, UT 84087
             (Address of Principal Executive Offices)

                        (801) 295-3400
                (Registrant's Telephone Number)

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder

July 15, 2005

       This Information Statement is being furnished on or about July 15, 2005 to all of the stockholders of record at the close of business on July 15, 2005 of the common stock, par value $0.001 per share, of FUEL CORPORATION OF AMERICA (the "Company").

       This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully.

       NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
     IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
              NO PROXIES ARE BEING SOLICITED AND
       YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

INTRODUCTION

   Our company, FUEL CORPORATION OF AMERICA (the "Company", "we" or "us"), has entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of July 15, 2005, with FCA Acquisition Corp., a Delaware corporation, which is a wholly owned subsidiary of the Company ("Merger Sub"), and flexSCAN, Inc., a Delaware corporation, ("flexSCAN"). Pursuant to the Merger Agreement, Merger Sub will merge with and into flexSCAN, and the combined entity will be a wholly-owned subsidiary of the Company (the "Merger"). We anticipate that following the expiration of the 10-day period beginning on the later of the date of the filing of this Information Statement with the Securities and Exchange Commission or the date of mailing of this Information Statement to our stockholders, the transactions contemplated by the Merger Agreement will be completed.

   flexSCAN is a privately-owned healthcare services company formed in February 2001. flexSCAN, Inc. offers a complete Corporate Wellness program that provides comprehensive disease screening, on-line fitness and nutrition planning and personal health-records maintenance.

          Please read this Information Statement carefully. It contains biographical and other information concerning our executive officers, directors and those nominees to be appointed as directors and executive officers after the completion of the Merger.

CHANGE IN CONTROL

          At the effective time of the Merger, each issued and outstanding common share of flexSCAN will be converted into the right to receive
5.8494525 shares of our common stock, par value $0.001 per share. In addition, all outstanding warrants to purchase flexSCAN common stock will be assumed by us.

   After the closing of the Merger approximately 92.61% of the Company's issued and outstanding common stock will be owned by the flexSCAN stockholders. The remaining 7.39% will be held by the Company's current stockholders.

          In connection with the Merger, immediately following the appointment of the flexSCAN director nominees, our current directors, Jeffrey
D. Jenson, Victoria Jenson and Wendy Moler-Lewis, will resign from the Board of Directors. Prior to their resignations, the current directors will appoint Thomas Banks, Michael Reynolds, Heidi A. Patterson, David W. Wilson, and Terry M. Giles as directors of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

          The following discussion sets forth information regarding our current executive officers and directors and those individuals we expect will be appointed as executive officers and directors after completing the Merger. If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by flexSCAN prior to the date the new directors take office.

          Each member of our Board of Directors shall serve until his successor is elected and qualified, or until his or her earlier resignation, death or removal. Officers are appointed annually by the Board and each serves at the discretion of the Board.

Current Directors and Executive Officers:

          Set forth below is certain information regarding the current directors and executive officers of the Company. There are no agreements with respect to the election of any director.

Name                      Age     Positions
------------------        ---     ----------------------------
Jeffrey D. Jenson          34     President and Chairman of the Board
Victoria Jenson            37     Vice President and Director
Wendy Moler-Lewis          33     Secretary, Treasurer and Director

Jeffrey D. Jenson, age 34, has been a financial consultant for 12 years. He is the Managing Director for Tryant, LLC, a financial consulting firm headquartered in Woods Cross, Utah, a position he has held since February 2004. Prior to founding Tryant, Mr. Jenson was President of Jenson Services, Inc., a Utah financial consulting firm, a position he held for 11 years. Mr. Jenson is President of Gamez of Lehi, Inc., which owns and operates a computer-gaming center in Lehi, Utah, and is also President of Lentec Imaging, Inc., a development-stage company. Mr. Jenson was formerly the President of Profile Diagnostic Sciences, Inc., a development-stage company, until June 2005. Mr. Jenson was the co-founder of Vic's Nutritional Products (founded in 2000), which operated retail outlets in shopping malls, the operations of which were acquired by Guthie Renker in 2003. Mr. Jenson was also a founding partner and the Managing Director of American Business Partners, LLC ("Ambiz"), a position from which he resigned in 2003. Mr. Jenson is a graduate of Westminster College in Salt Lake City, Utah.

Victoria Jenson, age 37, is presently employed as a marketing and public relations executive at Capstone Entertainment. She is also President and Director of CMD Jewelry, Inc. ("CMD"), a privately held jewelry manufacturing
company, founded in March 2005.   Ms. Jenson is currently serving as the Vice
President and Director of Kentex Petroleum, Inc. ("Kentex"), a publicly-held, "blank check," development-stage company. During the past five years, Ms. Jenson served as Secretary and Director of Chiropractic 21 International, Inc. ("Chiro 21") until March 2004; as Vice President and Director of Rescon Technology Corp. ("Rescon") until July 2002; and as the Secretary and Director of Encibar, Inc. until March 2001 ("Encibar"), each of which was a publicly-held "blank check" development-stage company. Ms. Jenson was a founding partner of the Utah Bikini Team, LLC, which was dissolved in early 2001. In May 2001, she founded Bikini Team International, Inc. ("Bikini"), a specialty marketing company, and was its President until May 2004. Prior to founding the Utah Bikini Team, Ms. Jenson worked in Marketing for Costco and founded VJ Billing, an accounts receivable and collections company. Ms. Jenson is the wife of Jeffrey D. Jenson.

Wendy Moler-Lewis, age 33, graduated from the University of Utah in 1994 with BS degrees in Economics and Sociology and from Creighton Law School with a Juris Doctorate in 1999. Upon graduation from Creighton Law School, Ms. Moler-Lewis practiced with the law firm of Vancott Bagley Cornwall and McCarthy in Salt Lake City, Utah, specializing in employment law. In 2002, Ms. Moler-Lewis formed Wendy Moler-Lewis, a sole proprietorship, and began providing management and marketing services to the practice of her husband, Jason R. Lewis, DDS. Ms. Moler-Lewis is the founder of J & W Investment Property, LLC, which specializes in the acquisition, development and sale of income and residential property along the Wasatch Front. In December of 2004, Ms. Moler-Lewis founded Luminesce, Inc., which specializes in tooth whitening and cosmetics.

          Currently, there is no arrangement, agreement or understanding between management and non-management shareholders under which non-management shareholders may directly or indirectly participate in or influence the management of our affairs. There are no agreements or understandings for any officer or director to resign at the request of another person and none of the current officers or directors is acting on behalf of, or will act at the direction of, any other person.

Directors and Executive Officers following the Merger:

          Set forth below is certain information regarding the persons who will become directors and executive officers of the Company following the
Merger:

Name                  Age   Positions
Thomas Banks          52    Chief Executive Officer and Chairman of the Board
Michael Reynolds      41    Chief Operating Officer and Director
Heidi A. Patterson    52    Director
David W. Wilson       57    Director
Terry M. Giles        57    Director

Thomas Banks
Mr. Banks co-founded flexSCAN in 2001, and has served as its Chairman and Chief Executive Officer since its inception. Prior to co-founding flexSCAN, Mr. Banks founded guideSMART.com in 1997, an Internet portal and business-to-business Web-community and application-service provider employing a franchise-distribution model. Before founding guideSMART, Mr. Banks founded Santiago Data Systems, Inc., which specialized in the development, sales, and marketing of healthcare-practice-management software, and served as its CEO from February 1980 until March 1997. Prior to founding Santiago Data Systems, Mr. Banks was with the Radio Shack division of Tandy Corporation, where he was integral in the training and coordinating of the company's Computer Center retail operations in Southern California, Nevada and Arizona from 1977-1980.

Michael Reynolds
Mr. Reynolds co-founded flexSCAN in 2001, and has served as its Chief Operations Officer since its inception. Prior to co-founding flexSCAN, Mr. Reynolds was the COO of guideSMART.com, an Internet Portal (from 2000 to 2001) and before that, Senior Vice President of Villageworld.com, a publicly traded Internet service provider, from 1998 to 2000. Mr. Reynolds is a fifteen-year veteran of the franchising industry. Mr. Reynolds is a graduate of the University of California at Los Angeles and holds a Corporate MBA from Henley University, a division of Oxford, in the United Kingdom. Mr. Reynolds is currently pursuing a Masters degree in Project Management from Villanova University.

Heidi A. Patterson
Ms. Patterson served as the Chief Executive Officer of the Pacific Northwest Region of the American Red Cross from 1994 through 1999 and as the National Director of the Red Cross Umbilical Cord Blood Banking program until August 2002. Since 2002, Ms. Patterson has served as CEO of HAP International, Inc. a private investment firm based in Trout Lake, Washington. Ms. Patterson holds degrees in both Biology and Medical Technology.

David W. Wilson
Mr. Wilson has been the owner and President of Wilson Automotive Group since 1985. Mr. Wilson has been involved in the automobile industry for over 30 years. Mr. Wilson is a member of the Board of Trustees of Chapman University and of the Board of Directors of the Orange County Council of the Boy Scouts of America, for which he also serves and as the Chairman of their annual golf tournament, raising nearly $200,000 annually for Scouting. Additionally, Mr. Wilson also serves on the Board of Directors of the Orangewood Children's Foundation for which he has raised over $500,000.

Terry M. Giles
Terry Giles has owned over 30 companies, in industries ranging from banking, automobile dealerships, manufacturing, entertainment, property development, restaurants, to intellectual property. Mr. Giles has been Chairman and director of Landmark Education Corporation from 2000-2005. Since 2000, Mr. Giles has also been owner of Giles Enterprises, an investments firm based in Houston, Texas; a principal in Giles & O'Malley, a law firm also based in Houston, Texas; a director for Pacific Biometrics, Inc.; and a director of Kast Telecom. Mr. Giles is member of the Board of Regents of Pepperdine University and serves on the Council of Overseers of Jesse H. Jones Graduate School of Management of Rice University. Mr. Giles is a member of the Horatio Alger Association of Distinguished Americans and serves on its Board of Directors and as a member of the National Cabinet of Guideposts, a magazine founded by Norman Vincent Peale.


Board of Directors Meetings

          During the fiscal year ended December 31, 2004, the Company's Board of Directors held one meeting.

Board of Directors Committees

          Currently, our Board does not have any standing audit, nominating, or compensation committee or committees performing similar functions. Our President performs the duties of an audit committee. Our Board does not have a nominating committee as we have no employees and no operating business. The functions customarily performed by a nominating committee are performed by our President.

Communications with Directors
         Shareholders may communicate with our directors by directing the communication in care of Mr. Jenson, at the address set forth on the front page of this Information Statement. You will receive a written acknowledgement from the Mr. Jenson upon his receipt of your communication.

Legal Proceedings Involving Directors and Executive Officers

          No current director, officer, nominee for director or officer, affiliate, or promoter has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, nor has any such person been the subject of any order, judgment, or decree involving the violation of any state or federal securities or commodities laws. The Company is not aware of any legal proceedings to which any director, officer, or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has an interest adverse to the Company or any of its subsidiaries.

EXECUTIVE COMPENSATION

   During the year ended December 31, 2004, none of our officers received any compensation from the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On April 7, 2005, Tryant, LLC acquired 28,000,000 shares of common stock of the Company. $425,000 was the total consideration for the purchase of
28,000,000 shares.   Jeffrey D. Jenson, our President and a director, is the
managing director of Tryant, LLC. Subsequently, the Company paid to Mr. Frank
J. Hall, a former director of the Company, $425,000 and issued to him, 2,100,000 shares of common stock of the Company as compensation for his agreement to indemnify the Company against any past liabilities.

PRINCIPAL HOLDERS OF VOTING SECURITIES OF THE COMPANY

          As of July 15, 2005, we had 2,435,828 shares of our common stock issued and outstanding, which common stock is the only class of voting securities that would be entitled to vote for directors at a stockholders' meeting if one were to be held. Each share of common stock is entitled to one vote.

Security Ownership of Certain Beneficial Owners and Management of the
Company:

          The following table lists share ownership of the Company's common stock as of July 15, 2005. The information includes beneficial ownership by
(i) holders of at least 5% of the Company's common stock, (ii) each of our current directors and executive officers, and (iii) all directors and executive officers as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by the persons listed or contained in filings made by them with the Securities and Exchange Commission. Except as noted below, to our knowledge, each person named in the table has sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name and Address of             Amount and Nature of            Percent of
Beneficial Owner                Beneficial Ownership            Class(1)
--------------------            ---------                      --------
Frank J. Hall                   341,564                         14.1
7656 Rolling View Drive, #201
Las Vegas, NV 89149

TRYANT, LLC  (2)                2,000,000                       82.12
1608 W 2225 S
Woods Cross, UT 84087

Jeffrey D. Jenson (2)(3)             -                             -
1608 W 2225 S
Woods Cross, UT 84087

Victoria Jenson (3)                  -                             -
1608 W 2225 S
Woods Cross, UT 84087

Wendy Moler-Lewis                     -                            -
1608 W 2225 S
Woods Cross, UT 84087

All executive officers and
directors as a group            2,000,000                       82.12
(3 persons)

(1) Based on 2,435,848 shares outstanding on July 15, 2005.

(2) Jeffrey D. Jenson is Managing Director of Tryant, LLC and one of its principal owners.

(3) Jeffrey D. Jenson and Victoria Jenson are husband and wife.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

          Section 16(a) of the Exchange Act requires officers, directors, and beneficial owners of more than 10% of the Company's shares to file reports with the Securities and Exchange Commission and submit those reports to the Company. Based solely on a review of the reports and representations furnished to the Company during the last fiscal year by such persons, the Company believes that each of these persons is in compliance with all applicable filing requirements.

SIGNATURES

   In accordance with Section 13 or 15(d) of the Exchange Act, the Company caused this Information Statement to be signed in its behalf by the undersigned, thereunto duly authorized



                     FUEL CORPORATION OF AMERICA
                     By Order of the Board of Directors

                     /s/ Jeffrey D. Jenson
                     --------------------------------
                     Jeffrey D. Jenson
                     Chief Executive Officer

Dated:  July 15, 2005